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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 4)*

                             J.D. EDWARDS & COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   281667 10 5
                                 (CUSIP Number)

                                       N/A
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[ ]    Rule 13d-1(c)

[X]    Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  281667 10 5
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         1)  Names of Reporting Persons. I.R.S. Identification Nos. of Above
             Persons (entities only)

                  Robert C. Newman
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         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)
                  (b)
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         3)  SEC Use Only
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         4)  Citizenship or Place of Organization
                  United States
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         Number of         5)  Sole Voting Power      7,717,854
         Shares            -----------------------------------------------------
         Beneficially
         Owned by          6)  Shared Voting Power
         Each Reporting    -----------------------------------------------------
         Person With
                           7)  Sole Dispositive Power         7,717,854
                           -----------------------------------------------------

                           8)  Shared Dispositive Power
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         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
             7,717,854
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         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
             (See Instructions)
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         11) Percent of Class Represented by Amount in Row (9)         6.5%
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         12) Type of Reporting Person (See Instructions)      IN
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ITEM 1(a) NAME OF ISSUER: J.D. Edwards & Company

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                                                          One Technology Way
                                                          Denver, Colorado 80237

ITEM 2(a) NAME OF PERSON FILING: Robert C. Newman

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                                                      Robert C. Newman
                                                      c/o J.D. Edwards & Company
                                                      One Technology Way
                                                      Denver, CO 80237

ITEM 2(c) CITIZENSHIP: United States

ITEM 2(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001

ITEM 2(e) CUSIP NUMBER: 281667 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker of Dealer registered under Section 15 of the Act

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Benefit Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(ii)(F)

         (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h) [ ] Group, in accordance with Section 240.13d-1(b)(ii)(H)

                 N/A

ITEM 4. OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a) Amount Beneficially Owned:     7,717,854

         (b) Percent of Class:      6.5%

         (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                        7,717,854*

                  (ii)  shared power to vote or direct the vote:

                  (iii) sole power to dispose or to direct the disposition of:
                        7,717,854*

                  (iv)  shared power to dispose or to direct the disposition of:

         Includes 203,532 shares held in two grantor retained annuity trusts for which Mr. Newman's spouse acts as trustee.



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         Based on information provided by J.D. Edwards & Company, there were
119,102,101 shares of common stock outstanding on December 31, 2001.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1)

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

         N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds form the sale of , such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Mr. Newman's spouse is the trustee for two grantor retained annuity trusts holding an aggregate of 203,532 shares of common stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         If a parent holding company has filed with schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 123d-1(c), attach an exhibit stating the identity of each member of the group.

         N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A



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ITEM 10. CERTIFICATION

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         N/A

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

         N/A

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002
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Date

/s/ Robert C. Newman
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Signature